Signatures

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1 – A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Dallas, State of Texas on July 2020

(Exact name of issuer as specified in its charter) My Palace Portal, Inc.

By (Signature and Title) President & CEO

Jeff Brand, President &CEO

This Offering Statement has been signed by the following persons in the capacities and on the dates indicate.

Jeff Brand President, Director July 2020

Jennifer Goulding, Secretary, Director July 2020

Cheryl McMullen Director July 2030